FOR IMMEDIATE RELEASE

EARNINGS RELEASE
----------------

              STATS REPORTS FOURTH QUARTER AND ANNUAL 2001 RESULTS

        IMPROVING BUSINESS CONDITIONS, NET REVENUES UP 20.9% SEQUENTIALLY

--   NET REVENUES OF $33.9 MILLION IN Q4 2001

--   LOSS PER ADS OF $0.48 IN Q4 2001

SINGAPORE AND MILPITAS, CALIFORNIA, JANUARY 30, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today announced results for the fourth quarter and year ended December 31, 2001.

Harry Davoody, President and Chief Executive Officer said, "Reflecting the improving tone in our business, revenues for the fourth quarter increased 20.9% over the third quarter, significantly better than the reported guidance of a flat to 5% sequential revenue growth. The increase in revenues was due to higher unit shipments and better average selling prices ("ASPs"). Unit shipments in test and assembly business increased 21.3% and 21.3% respectively and corresponding ASPs improved by 2.0% and 6.6% respectively over the third quarter. The recovery in the computer market that we saw in the third quarter has broadened to selected segments in the wireless and wireline communications space.

During this quarter, our Taiwan subsidiary Winstek Semiconductor Corporation ("Winstek") increased penetration of top tier Taiwanese customers including major foundry and fabless design houses. The ability of Winstek to successfully engage these top tier customers in a very competitive marketplace during these challenging times in the semiconductor industry is a strong affirmation of the mixed-signal testing value proposition that a combined STATS and Winstek can deliver to the Taiwan marketplace.

We ended the year with a strong balance sheet. Our cash and cash equivalents and marketable securities balance stood at $139.0 million as at end of fourth quarter. As a result of our significantly improved performance in the fourth quarter and the continuing positive tone in our business environment, we are optimistic that 2002, barring any unexpected setbacks to the global economy, could be a better year."


HIGHLIGHTS OF FOURTH QUARTER AND ANNUAL PERFORMANCE

Net revenues for the fourth quarter were $33.9 million, a decrease of 63.4% over fourth quarter 2000 and an increase of 20.9% over third quarter 2001. This increase in net revenues was due to higher unit shipments and better ASPs in both the test and assembly businesses. For the full year 2001, net revenues were $145.9 million, a decrease of 56.0% over net revenues of $331.3 million in 2000.

Fourth quarter reported a net loss of $47.0 million compared to a net profit of $8.0 million a year ago. Net loss in the fourth quarter included an asset impairment charge of $23.7 million for equipment write-down, prepaid leases write-down of $3.1 million, and a deferred tax benefit of $9.6 million. Excluding the asset impairment charge, the write-down of prepaid leases and the deferred tax benefit, net loss for the fourth quarter would have been $29.8 million compared to a net loss of $32.3 million in third quarter 2001. For the full year 2001, net loss was $134.0 million compared to net income of $54.4 million in 2000.

Diluted loss per ADS and diluted loss per ordinary share for the fourth quarter was $0.48 and $0.05 respectively compared to diluted earnings of $0.08 per ADS and $0.01 per ordinary share a year ago, and diluted loss per ADS and diluted loss per ordinary share of $0.33 and $0.03 respectively in third quarter 2001.

For the full year 2001, diluted loss per ADS and diluted loss per ordinary share were $1.36 and $0.14 respectively compared to diluted earnings of $0.56 and $0.06 respectively in 2000.

For the fourth quarter, revenues from assembly business were $18.4 million or 54.2% of net revenues and test revenues were $15.5 million or 45.8% of net revenues. For the full year 2001, revenues from assembly business were $78.5 million or 53.8% of net revenues and test revenues were $67.4 million or 46.2% of net revenues.

Adjusted EBITDA for the fourth quarter was $0.9 million compared to $32.8 million for the corresponding period a year ago and a negative $2.1 million for third quarter 2001. For the full year 2001, adjusted EBITDA was $6.6 million compared to $136.3 million for 2000. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the US and our calculation of adjusted EBITDA is not necessarily comparable to similarly titled measures of other companies in our industry.

Gross profit for the fourth quarter was negative $18.1 million or a gross margin of negative 53.4% compared to gross profit of $19.5 million or a gross margin of 21.0% in the same quarter a year ago. Gross margin for this quarter improved from the negative 78.3% in third quarter due principally to higher revenues in the fourth quarter.

Depreciation expense and cost of leasing production equipment included in cost of revenues for the fourth quarter was $29.2 million or 86.0% of net revenues, compared to $29.1 million or 103.7% of revenues in the third quarter 2001. For the full year 2001, depreciation expense and cost of leasing production equipment included in cost of revenues was $117.8 million, compared to $84.4 million for 2000.

Fourth quarter operating expenses increased to $39.6 million compared to $11.8 million in third quarter 2001 due principally to the asset impairment charge of $23.7 million and prepaid leases write-down of $3.1 million. For full year 2001, operating expenses were $79.2 million compared to $55.9 million in 2000.

The company's fourth quarter charges of $26.8 million resulted from equipment obsolescence and impairment. Tan Lay Koon, Chief Financial Officer, commented, "In view of the severe deterioration in our operating environment in 2001, we conducted a review of our production equipment assets for possible impairment and write-down. We concluded that the continued softness in demand in certain end-markets has reduced the anticipated future usage of certain equipment dedicated to these markets. This write-down reflects our current best estimates of future usage and ultimate disposition of these surplus assets."

The company recorded a deferred tax benefit of approximately $9.6 million mainly resulting from tax loss carryforwards which are expected to be available for offset against the company's future taxable earnings.

Selling, general and administrative expenses ("SG&A") for fourth quarter 2001 were relatively unchanged at $8.4 million or 24.8% of net revenues compared to $8.0 million or 28.4% of revenues in the third quarter 2001. For full year 2001, SG&A expenses were down 10.1% to $37.1 million compared with the $41.2 million reported in 2000, reflecting various cost reduction measures undertaken in 2001.

Research and development ("R&D") expenses were $4.3 million during the quarter, or 12.7% of net revenues. R&D expenses totaled $15.2 million for the full year, representing a 3.6% increase over the prior year as STATS continued to strengthen its advanced packaging capabilities to complement its mixed-signal testing leadership to provide value-added full turnkey solutions to our customers.


UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in fourth quarter 2001 increased 21.3% sequentially over third quarter 2001 and decreased 43.0% over the same quarter a year ago. Unit shipments in our assembly business increased 21.3% sequentially over the third quarter 2001 and decreased 40.3% over the same quarter a year ago. For full year 2001, unit shipments for the test business decreased 43.4% from 2000 while unit shipments in our assembly business decreased 42.8% from the prior year.

Test ASPs in the fourth quarter increased 2.0% compared to third quarter 2001 due principally to improved product mix as STATS tested more complex devices during the fourth quarter. In the assembly business, the ASPs for the fourth quarter increased 6.6% from the third quarter of 2001 as STATS assembled more advanced packages for its customers during the quarter.

STATS continued to demonstrate its leadership in mixed-signal testing, which again was the largest contributor to our test revenues, comprising 83.8% of total test revenues in the fourth quarter 2001. During the quarter, high-end digital testing increased to 16.1% of test revenues reflecting the testing of higher number of digital devices used in the communications segment.


                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                               THREE MONTHS ENDED
                               ------------------------------------------------
TYPE OF TESTING                SEPTEMBER 30, 2001             DECEMBER 31, 2001
---------------                ------------------            ------------------
                               % OF TEST REVENUES            % OF TEST REVENUES
Mixed Signal                          91.8                          83.8
Digital                                8.1                          16.1
Memory                                 0.1                           0.1


CAPITAL EXPENDITURES

STATS incurred $28.5 million in capital expenditures during the fourth quarter, principally for testers for FastRamp Test Services, Inc. ("FastRamp") and Winstek, IT systems enhancements and equipment upgrades. For the full year 2001, capital expenditures were $62.4 million compared to capital expenditures of $276.9 million in 2000 as the company canceled or delayed capital expenditures in response to the difficult business environment. As of December 31, 2001, the company had 252 testers and 532 wirebonders.


MARKET DYNAMICS

During the quarter, the communications segment and the computer segment accounted for 52.3% and 41.4% of net revenues respectively. The consumer segment accounted for 6.3% of net revenues in the fourth quarter compared to 2.1% of net revenues in the third quarter. The increase came principally from Winstek's customer base in Taiwan. The United States remained our largest market by region and contributed 85.8% of fourth quarter revenues. Contribution from Europe declined to 4.7% reflecting the continued weakness among our European customers. Integrated device manufacturers ("IDMs") and fabless customers contributed 46.9% and 46.0% of net revenues respectively in the fourth quarter reflecting the recovery of demand of certain fabless customers.


                          REVENUES BREAKDOWN BY MARKET

                                                THREE MONTHS ENDED
                                    -----------------------------------------
MARKET                              SEPTEMBER 30, 2001      DECEMBER 31, 2001
------                              ------------------      -----------------
                                    % OF NET REVENUES       % OF NET REVENUES
Communications                             56.4                    52.3
Computer                                   41.5                    41.4
Consumer, Industrial and Others             2.1                     6.3


                          REVENUES BREAKDOWN BY REGION

                                   THREE MONTHS ENDED
                      ------------------------------------------
REGION                SEPTEMBER 30, 2001       DECEMBER 31, 2001
------                ------------------       -----------------
                      % OF NET REVENUES        % OF NET REVENUES
United States               81.0                     85.8
Europe                      11.4                      4.7
Asia                         7.6                      9.5


                       REVENUES BREAKDOWN BY CUSTOMER TYPE

                                   THREE MONTHS ENDED
                      ------------------------------------------
CUSTOMER TYPE         SEPTEMBER 30, 2001       DECEMBER 31, 2001
-------------         ------------------       -----------------
                      % OF NET REVENUES        % OF NET REVENUES
Foundries                    5.9                      7.1
Fabless                     37.4                     46.0
IDMs                        56.7                     46.9

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"Our business appeared to bottom out in the third quarter. The improving business tone that we first reported in the third quarter has continued as demonstrated by the significantly better fourth quarter performance compared to earlier expectations. Nevertheless, the business environment remains challenging and visibility remains limited. While we are optimistic that, barring any unexpected setbacks to the global economy, this year could be a better year, we do not currently have visibility to be specific about 2002 expectations," said Harry Davoody, President and Chief Executive Officer.

"As for the first quarter 2002, based on current visibility, we expect the better business tone to continue and for revenues to be flat to 5% higher than the fourth quarter," added Harry Davoody.

Said Tan Lay Koon, Chief Financial Officer, "At this revenue level, we expect our utilization rate to be about the 40% level recorded in the fourth quarter. We do not expect to be profitable in the first quarter.

Our capital expenditures for 2002 are expected to be about $100 million including capital expenditures of about $22 million at Winstek. A significant amount of the budgeted capital expenditures for 2002 is allocated for wafer bumping and 300mm capabilities, technology development, IT systems enhancements and new generation testers."


HIGHLIGHTS OF 2001 ACHIEVEMENTS

In 2001, STATS expanded its global presence and positioned itself for recovery in the semiconductor industry. Throughout the year, STATS continued investing in advanced packaging technologies to complement its mixed-signal testing leadership to provide full turnkey solutions to its customers.

STATS extended its manufacturing footprint to Taiwan through a majority interest in Winstek Semiconductor Corporation, a specialist test house located in Hsin-Chu Valley. The investment in Winstek was a strategic first step to grow STATS' business in Taiwan. Winstek provides STATS with the platform to significantly increase our presence in Taiwan, home to two of the largest foundries in the world and a growing base of fabless semiconductor companies.

A new test development center ("TDC") was set up in the United Kingdom which, together with two existing TDCs in Singapore and the United States, offers customers total test solutions through a global engineering network.

STATS established FastRamp Test Services, Inc. (FastRamp) located in the Silicon Valley to provide high-end engineering and pre-production test services within close proximity to many of our key customers. Equipped with advanced testers and highly skilled engineers, FastRamp provides test hardware and software development, pre-production volume testing services and a unique customer-to-lab-to-factory relay for fast production offloads and capacity co-ordination.

The fully equipped engineering test facility offers STATS' industry-leading mixed-signal test development solutions and production know-how in a state-of-the-art facility to help customers move quickly into production.

During the year, STATS significantly strengthened its advanced packaging capabilities. STATS introduced Stacked Die Ball Grid Array (SDBGA) and Tape Chip Scale Package (Tape CSP), new integrated circuit (IC) packages ideally suited for the wired and wireless communications markets. STATS also expanded its capability to support Gallium Arsenide (GaAs) package assembly for integrated circuits on presawn wafers and expanded its flip chip assembly capabilities through a technology license with Flip Chip Technologies, L.L.C (FCT). The FCT agreement provides STATS with future technology development, site engineering support and more importantly, opportunities for cost and cycle time reduction by locating wafer bumping capabilities and redistribution technology in-house. FCT's flip chip bump process also enables STATS to participate in wafer scale packages, direct chip attach and integrated passive devices.

During the year, STATS expanded its Simplified Package Modeling (SPM) services to customers in Europe and Asia, offering a unique approach to thermal simulation at the design stage of the device, and delivers unparalleled advantages to customers through cycle time reduction, increased design flexibility and focus on complex design issues. SPM won STATS the 2001 Advanced Packaging Award in the Contract Services category, sponsored by Advanced Packaging magazine and SEMICON West. The award recognizes outstanding achievements in the semiconductor packaging industry from around the world based on innovation, cost effectiveness, speed, throughput, quality, ease of use, maintainability and environmental responsibility.

2001 saw the launch of STATS' multiple web-enabled infrastructure enhancement initiatives. The integrated IT architecture links STATS' manufacturing operations seamlessly to that of our customers and comprises two key components; MySTATS, an external, self-service portal which will eventually provide customers access to real time and reliable work-in-progress reports and e-TAS(TM), an internal system which will form the backbone of STATS' manufacturing operations. It will also incorporate the RosettaNet standard to facilitate data interchange.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                             FOR THE THREE MONTHS ENDED DECEMBER 31,
                                                                             ---------------------------------------
                                                                               2000                           2001
                                                                             --------                       --------
Net revenues                                                                 $ 92,798                       $ 33,923
Cost of revenues                                                              (73,276)                       (52,025)
                                                                             --------                       --------
Gross profit (loss)                                                            19,522                        (18,102)
                                                                             --------                       --------

Operating expenses:
  Selling, general and administrative                                          11,399                          8,432
  Research and development                                                      3,664                          4,321
  Asset impairments                                                                --                         23,735
  Prepaid leases written off                                                       --                          3,145
  Others, net                                                                     170                             (9)
                                                                             --------                       --------
    Total operating expenses                                                   15,233                         39,624
                                                                             --------                       --------

Operating income (loss)                                                         4,289                        (57,726)

Other income:
  Interest income, net                                                          2,458                            552
  Foreign currency exchange gain                                                  950                          1,004
  Other non-operating income (expenses), net                                      784                           (787)
                                                                             --------                       --------
  Total other income                                                            4,192                            769
                                                                             --------                       --------
Income (loss) before income taxes                                               8,481                        (56,957)
Income taxes                                                                     (475)                         9,753
                                                                             --------                       --------
Net income (loss) before minority interest                                      8,006                        (47,204)
Minority interest                                                                  --                            173
                                                                             --------                       --------
Net income (loss)                                                            $  8,006                       $(47,031)
                                                                             --------                       --------

Other comprehensive income:
  Unrealized loss on available-for-sale
   marketable securities                                                           --                           (412)
  Translation adjustment                                                           --                             93
                                                                             --------                       --------
Comprehensive income (loss)                                                  $  8,006                       $(47,350)
                                                                             ========                       ========


Basic net income (loss) per ordinary share                                   $   0.01                       $  (0.05)
Diluted net income (loss) per ordinary share                                 $   0.01                       $  (0.05)

Basic net income (loss) per ADS                                              $   0.08                       $  (0.48)
Diluted net income (loss) per ADS                                            $   0.08                       $  (0.48)

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic                                                                       985,665                        989,660
- effect of dilutive options                                                    6,083                             --
                                                                             --------                       --------
- diluted                                                                     991,748                        989,660
                                                                             ========                       ========

ADS (in thousands) used in per ADS calculation:
- basic                                                                        98,567                         98,966
- effect of dilutive options                                                      608                             --
                                                                             --------                       --------
- diluted                                                                      99,175                         98,966
                                                                             ========                       ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                                   OTHER DATA
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                   FOR THE THREE MONTHS ENDED DECEMBER 31,
                                   ---------------------------------------
                                     2000                             2001
                                   -------                            ----
Adjusted EBITDA (Note 1)           $32,765                            $941

----------
Note 1. Defined as Net income (loss) plus depreciation and amortization, income taxes, expenses relating to prepaid leases, specific inventory write-off, prepaid leases write-off and asset impairment charges, less net interest income.

This has been included because STATS believes that adjusted EBITDA is useful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently and therefore our adjusted EBITDA is not necessarily comparable to similarly titled measures of these companies. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with such generally accepted accounting principles.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
                  FOR THE YEAR ENDED DECEMBER 31, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                  2000                 2001
                                                                                ---------            ---------
Net revenues                                                                    $ 331,271            $ 145,866
Cost of revenues                                                                 (231,944)            (217,789)
                                                                                ---------            ---------
Gross profit (loss)                                                                99,327              (71,923)
                                                                                ---------            ---------

Operating expenses:
  Selling, general and administrative                                              41,246               37,065
  Research and development                                                         14,636               15,160
  Asset impairments                                                                    --               23,735
  Prepaid leases written off                                                           --                3,145
  Others, net                                                                         (22)                 101
                                                                                ---------            ---------
    Total operating expenses                                                       55,860               79,206
                                                                                ---------            ---------

Operating income (loss)                                                            43,467             (151,129)

Other income:
  Interest income, net                                                              8,214                5,222
  Foreign currency exchange gain                                                    2,018                  775
  Other non-operating income, net                                                   3,525                1,990
                                                                                ---------            ---------
    Total other income                                                             13,757                7,987
                                                                                ---------            ---------
Income (loss) before income taxes                                                  57,224             (143,142)
Income taxes                                                                       (2,865)               8,810
                                                                                ---------            ---------
Net income (loss) before minority interest                                         54,359             (134,332)
Minority interest                                                                      --                  313
                                                                                ---------            ---------
Net income (loss)                                                               $  54,359            $(134,019)
                                                                                ---------            ---------
Other comprehensive income:
  Unrealized loss on available-for-sale
   marketable securities                                                               --                 (303)
  Translation adjustment                                                               --                   93
                                                                                ---------            ---------
Comprehensive income (loss)                                                     $  54,359            $(134,229)
                                                                                =========            =========

Basic net income (loss) per ordinary share                                      $    0.06            $   (0.14)
Diluted net income (loss) per ordinary share                                    $    0.06            $   (0.14)

Basic net income (loss) per ADS                                                 $    0.56            $   (1.36)
Diluted net income (loss) per ADS                                               $    0.56            $   (1.36)

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic                                                                           962,828              989,083
- effect of dilutive options                                                        7,803                   --
                                                                                ---------            ---------
- diluted                                                                         970,631              989,083
                                                                                =========            =========

ADS (in thousands) used in per ADS calculation:
- basic                                                                            96,283               98,908
- effect of dilutive options                                                          780                   --
                                                                                ---------            ---------
- diluted                                                                          97,063               98,908
                                                                                =========            =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                                   OTHER DATA
                  FOR THE YEAR ENDED DECEMBER 31, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                    FOR THE YEAR ENDED DECEMBER 31,
                                    -------------------------------
                                      2000                    2001
                                    --------                 ------
Adjusted EBITDA (Note 1)            $136,256                 $6,570

----------
Note 1. Defined as Net income (loss) plus depreciation and amortization, income taxes, expenses relating to prepaid leases, specific inventory write-off, prepaid leases write-off and asset impairment charges, less net interest income.

This has been included because STATS believes that adjusted EBITDA is useful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently and therefore our adjusted EBITDA is not necessarily comparable to similarly titled measures of these companies. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with such generally accepted accounting principles.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                      DECEMBER 31,      DECEMBER 31,
                                                                         2000                 2001
                                                                      ------------      ------------
ASSETS
Current assets:
  Cash and cash equivalents                                            $ 141,733         $ 115,214
  Accounts receivable, net                                                52,315            25,584
  Amounts due from ST and ST affiliates                                    8,727             1,793
  Short-term deposits with ST affiliates                                  10,000                --
  Other receivables                                                       18,989             6,047
  Inventories                                                             14,793             7,262
  Marketable securities                                                   11,486             3,680
  Prepaid expenses                                                        24,809            20,737
  Other current asset                                                         --             1,067
                                                                       ---------         ---------
    Total current assets                                                 282,852           181,384
Property, plant and equipment, net                                       380,934           347,262
Marketable securities                                                     10,420            20,121
Prepaid expenses                                                          37,552            14,486
Goodwill                                                                      --             1,321
Other assets                                                                  --            12,004
                                                                       ---------         ---------
    Total Assets                                                       $ 711,758         $ 576,578
                                                                       =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                               $  14,799         $  14,045
  Current obligations under capital leases                                    --             2,564
  Accounts payable                                                        13,956            13,692
  Amounts due to ST and ST affiliates                                      2,062             2,473
  Accrued operating expenses                                              32,963            14,684
  Other payables                                                          27,705            23,051
  Income taxes payable                                                     2,846             1,428
                                                                       ---------         ---------
    Total current liabilities                                             94,331            71,937
Other non-current liabilities                                              2,631             4,605
Obligations under capital leases                                              --             7,689
Long-term debt, excluding current installments                            29,599            14,045
                                                                       ---------         ---------
    Total Liabilities                                                    126,561            98,276
Minority interests                                                            --            25,507

Shareholders' Equity:
Share capital                                                            159,461           159,961
Additional paid-in capital                                               386,325           387,652
Accumulated other comprehensive loss                                      (9,731)           (9,941)
Retained earnings (deficit)                                               49,142           (84,877)
                                                                       ---------         ---------
  Total Shareholders' Equity                                             585,197           452,795
                                                                       ---------         ---------
  Total Liabilities and Shareholders' Equity                           $ 711,758         $ 576,578
                                                                       =========         =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                       2000                  2001
                                                                    ---------             ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                   $  54,359             $(134,019)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization                                        72,419               100,445
  Asset impairment                                                         --                23,735
  Prepaid leases written-off                                               --                 3,145
  Loss (gain) on sale of property, plant and equipment                    (22)                  120
  Exchange gain                                                        (2,104)                 (775)
  Deferred income taxes                                                    --               (10,121)
  Minority interest in loss in subsidiary                                  --                  (313)
  Others                                                                   --                    38
Changes in operating working capital:
  Accounts receivable                                                 (14,430)               27,222
  Amounts due from ST and ST affiliates                                (2,195)                6,935
  Inventories                                                          (3,480)                7,530
  Other receivables and prepaid expenses                               14,968                38,208
  Accounts payable                                                      1,621                    19
  Amounts due to ST and ST affiliates                                  (3,471)                  407
  Accrued operating expenses and other payables                        12,435               (21,244)
                                                                    ---------             ---------
Net cash provided by operating activities                             130,100                41,332
                                                                    ---------             ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities                    --                20,181
Purchases of marketable securities                                    (21,930)              (22,499)
Proceeds from maturity of  short-term deposits                             --                10,000
Short-term deposits with ST affiliates                                (10,000)                   --
Acquisition of subsidiary, net of cash acquired                            --                 1,835
Purchases of property, plant and equipment                           (299,554)              (55,980)
Proceeds from sale of property, plant and equipment                     5,423                 2,195
                                                                    ---------             ---------
Net cash used in investing activities                                (326,061)              (44,268)
                                                                    ---------             ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                          (60,000)               (8,824)
Repayment of long-term debt                                            (7,468)              (14,711)
Proceeds from issuance of shares                                      389,206                   803
                                                                    ---------             ---------
Net cash provided by (used in) financing activities                   321,738               (22,732)
                                                                    ---------             ---------

Net increase (decrease) in cash and cash equivalents                  125,777               (25,668)
Effect of exchange rate changes on cash and
 Cash equivalents                                                        (612)                 (851)
Cash and cash equivalents at beginning of the period                   16,568               141,733
                                                                    ---------             ---------
Cash and cash equivalents at end of the period                      $ 141,733             $ 115,214
                                                                    =========             =========

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                       2000                  2001
                                                                    ---------             ---------
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                                          $   3,045             $   1,472
  Income taxes                                                      $     616             $   2,995


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS:

Elaine Ang                                               Khor Hwee Eng
Manager, Investor Relations/Corporate Communications     Senior Marcom Executive
Tel: (65) 751 1738, Fax: (65) 755 1585                   Tel: (65) 751 1291, Fax: (65) 755 5431
email: angelaine@stats.st.com.sg                         email: khorhweeeng@stats.st.com.sg


US CONTACTS:

Drew Davies                                              Lisa Lavin
Director, Investor Relations                             Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                 Tel: (208) 672 6112, Fax: (208) 672 6132
email: daviesd@statsus.com                               email: lavinl@statsus.com